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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Gushan Environmental Energy Limited

(Name of Issuer)

Ordinary Shares, par value HK$0.00001 each

(Title of Class of Securities)

40330W 106

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Ideanew Profits Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER: 0
6. SHARED VOTING POWER: 7,013,690 Ordinary Shares
7. SOLE DISPOSITIVE POWER: 0
8. SHARED DISPOSITIVE POWER: 7,013,690 Ordinary Shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,013,690 Ordinary Shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 4.20%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

1.	NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): The Yangtze Ventures II Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER: 0
6. SHARED VOTING POWER: 0
7. SOLE DISPOSITIVE POWER: 0
8. SHARED DISPOSITIVE POWER: 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 0%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

1.	NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Goldcrest Development Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER: 0
6. SHARED VOTING POWER: 7,013,690 Ordinary Shares
7. SOLE DISPOSITIVE POWER: 0
8. SHARED DISPOSITIVE POWER: 7,013,690 Ordinary Shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,013,690 Ordinary Shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 4.20%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

1.	NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Shui On Construction and Materials Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER: 0
6. SHARED VOTING POWER: 7,013,690 Ordinary Shares
7. SOLE DISPOSITIVE POWER: 0
8. SHARED DISPOSITIVE POWER: 7,013,690 Ordinary Shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,013,690 Ordinary Shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 4.20%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

1.	NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Big Winner Enterprises Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER: 0
6. SHARED VOTING POWER: 7,013,690 Ordinary Shares
7. SOLE DISPOSITIVE POWER: 0
8. SHARED DISPOSITIVE POWER: 7,013,690 Ordinary Shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,013,690 Ordinary Shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 4.20%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

1.	NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): On Capital China Fund
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER: 0
6. SHARED VOTING POWER: 7,013,690 Ordinary Shares
7. SOLE DISPOSITIVE POWER: 0
8. SHARED DISPOSITIVE POWER: 7,013,690 Ordinary Shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,013,690 Ordinary Shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 4.20%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

1.	NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Peak Fortune Assets Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER: 0
6. SHARED VOTING POWER: 7,013,690 Ordinary Shares
7. SOLE DISPOSITIVE POWER: 0
8. SHARED DISPOSITIVE POWER: 7,013,690 Ordinary Shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,013,690 Ordinary Shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 4.20%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

ITEM 1	(a).	NAME OF ISSUER:

Gushan Environmental Energy Limited (the “Issuer”)

ITEM 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

No. 37, Golden Pond Road, Golden Mountain Industrial District Fuzhou City, Fujian Province, People’s Republic of China

ITEM 2	(a).	NAME OF PERSON FILING:

Ideanew Profits Limited (“Ideanew”)

The Yangtze Ventures II Limited (“Yangtze”)

Goldcrest Development Limited (“Goldcrest”)

Shui On Construction and Materials Limited (“Shui On”)

Big Winner Enterprises Limited (“Big Winner”)

On Capital China Fund (“On Capital”)

Peak Fortune Assets Limited (“Peak Fortune”)

(each a “Reporting Person” and collectively, the “Reporting Persons”). See Exhibit A.

The Reporting Persons are making this single, joint filing pursuant to Rule 13d-1(k), although neither the fact of this filing or anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

ITEM 2	(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

The address of the registered office of Ideanew is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

The address of the registered office of Yangtze is Scotia Centre, 4th Floor, P.O. Box 2804, George Town, Grand Cayman, Cayman Islands.

The address of the registered office of Goldcrest is Commence Chambers, P.O. Box 2208, Road Town, Tortola, British Virgin Islands.

The address of the principal business office of Shui On is 34th Floor, Shui On Centre, 6-8 Harbour Road, Hong Kong.

The address of the principal business office of Big Winner is Akara Building, 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands.

The address of the principal business office of On Capital is 4th Floor, One Capital Place, P.O. Box 847, Grand Cayman, Cayman Islands.

The address of the principal business office of Peak Fortune is P. O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

ITEM 2	(c).	CITIZENSHIP:

Ideanew: British Virgin Islands

Yangtze: Cayman Islands

Goldcrest: British Virgin Islands

Shui On: Bermuda

Big Winner: British Virgin Islands

On Capital: Cayman Islands

Peak Fortune: British Virgin Islands

ITEM 2	(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares

ITEM 2	(e).	CUSIP NUMBER:

40330W 106

ITEM 3.		Not Applicable

ITEM 4.	OWNERSHIP:

Reporting person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Ideanew	7,013,690 Ordinary Shares	4.20%	0	7,013,690 Ordinary Shares	0	7,013,690 Ordinary Shares

Yangtze	0	0%	0	0	0	0

Goldcrest	7,013,690 Ordinary Shares	4.20%	0	7,013,690 Ordinary Shares	0	7,013,690 Ordinary Shares

Shui On	7,013,690 Ordinary Shares	4.20%	0	7,013,690 Ordinary Shares	0	7,013,690 Ordinary Shares

Big Winner	7,013,690 Ordinary Shares	4.20%	0	7,013,690 Ordinary Shares	0	7,013,690 Ordinary Shares

On Capital	7,013,690 Ordinary Shares	4.20%	0	7,013,690 Ordinary Shares	0	7,013,690 Ordinary Shares

Peak Fortune	7,013,690 Ordinary Shares	4.20%	0	7,013,690 Ordinary Shares	0	7,013,690 Ordinary Shares

Ideanew is the record owner of 5,267,254 Ordinary Shares of the Issuer and holds such shares in trust for Goldcrest. Shui On is the sole shareholder of Goldcrest.

Big Winner is the record owner of 1,746,436 Ordinary Shares of the Issuer. On Capital is the sole shareholder of Big Winner. Peak Fortune is the controlling shareholder of On Capital. Shui On is the sole shareholder of Peak Fortune.

Shui On is the sole shareholder of Goldcrest and Peak Fortune. Shui On is listed on the Hong Kong Stock Exchange.

Pursuant to Rule 13(d)-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each of Ideanew, Goldcrest, Shui On, Big Winner, On Capital and Peak Fortune may be deemed to beneficially own all of the shares held by Ideanew and Big Winner. Ideanew, Goldcrest, Shui On, Big Winner, On Capital and Peak Fortune may also be deemed to be a group for the Ordinary Shares as defined in Rule 13d-5(b) under the Act, and each member of such group may be deemed to beneficially own the Ordinary Shares beneficially owned by other members constituting such group.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2009

Ideanew Profits Limited	By:	/s/ Wong Yuet Leung, Frankie
	Name:	Wong Yuet Leung, Frankie
	Title:	Director

The Yangtze Ventures II Limited	By:	/s/ Wong Yuet Leung, Frankie
	Name:	Wong Yuet Leung, Frankie
	Title:	Director

Goldcrest Development Limited	By:	/s/ Wong Yuet Leung, Frankie
	Name:	Wong Yuet Leung, Frankie
	Title:	Director

Shui On Construction and Materials Limited	By:	/s/ Wong Yuet Leung, Frankie
	Name:	Wong Yuet Leung, Frankie
	Title:	Chief Executive Officer

Big Winner Enterprises Limited	By:	/s/ Wong Yuet Leung, Frankie
	Name:	Wong Yuet Leung, Frankie
	Title:	Director

On Capital China Fund	By:	/s/ Wong Yuet Leung, Frankie
	Name:	Wong Yuet Leung, Frankie
	Title:	Director

Peak Fortune Assets Limited	By:	/s/ Wong Yuet Leung, Frankie
	Name:	Wong Yuet Leung, Frankie
	Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement